Exhibit B

American International Holdings Corp.

To the Board of Directors of American International Holdings Corp.:

I, Everett Bassie, hereby resign as Director and Treasurer of American International Holdings Corp. (the "**Company**"), effective as of 8:00 A.M., C.S.T., April 12, 2019. Further, I represent and warrant that the Company does not owe me any back pay, unpaid compensation, severance pay, or any other unpaid compensation obligations of any kind. As a result of my resignation I no longer hold any officer or director position whatsoever with the Company.

Dated: April 12, 2019

Very truly yours,

Everett Bassie